UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
Dated July 26, 2022
Commission File
Number: 001-04546
UNILEVER PLC
(Translation of registrant’s name into English)
UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
    UNILEVER PLC
/S/ M VARSELLONA
BY M VARSELLONA
    CHIEF LEGAL OFFICER AND GROUP SECRETARY
Date: 26 July 2022

2022 FIRST HALF YEAR RESULTS

DELIVERING CONSISTENCY IN CHALLENGING CONDITIONS
Performance highlights (unaudited)

Underlying performance			GAAP measures
		vs 2021			vs 2021
First Half
Underlying sales growth (USG)		8.1%	Turnover	€29.6 bn€	14.9%
Underlying operating profit	€5.0 bn€	4.1%	Operating profit	€4.5 bn€	1.7%
Underlying operating margin	17.0%	(180)bps	Operating margin	15.2%	(200)bps
Underlying earnings per share	€1.34	1.0%	Diluted earnings per share	€1.13	(4.7%)
Second Quarter
USG		8.8%	Turnover	€15.8bn	17.5%
Quarterly dividend payable in September 2022				€0.4268 per share
First half highlights
•Underlying sales growth of 8.1%, with 9.8% price and (1.6)% volume
•Turnover increased 14.9%, including a currency impact of 5.6%
•Underlying operating margin of 17.0%, a decrease of 180bps driven by input cost inflation
•Underlying earnings per share up 1.0%, including a currency impact of 4.9%
•The billion+ Euro brands, accounting for more than 50% of Group turnover, grew 9.4%
•€750 million share buyback tranche completed on 22 July, intention to launch second tranche in third quarter

Alan Jope: Chief Executive Officer statement
“Unilever has delivered a first half performance which builds on our momentum of 2021, despite the challenges of high inflation and slower global growth. Underlying sales growth of 8.1% was driven by strong pricing to mitigate input cost inflation, which, as expected, had some impact on volume. We are now raising our sales guidance for the year. Underlying operating margin was on track at 17% for the first half.
We have made further progress against our strategic priorities. We are maintaining strong investment in our brands, supporting 9.4% underlying sales growth in our billion+ Euro brands. eCommerce sales now represent 14% of turnover, up from 6% in 2019. Of our three priority markets, the USA and India again grew strongly, while sales in China were affected by the lockdowns in the second quarter. We continue to reshape our portfolio, completing the sale of the global tea business ekaterra, and the acquisition of Nutrafol, a leading provider of hair wellness products. Prestige Beauty and Health & Wellbeing, now 4% of Group turnover, again grew double-digit.
Our simpler, more category-focused organisation came into effect as planned on 1 July. This major change to Unilever’s operating model is an important further step that will underpin the delivery of consistent growth, which remains our first priority. The challenges of inflation persist and the global macroeconomic outlook is uncertain, but we remain intensely focused on operational excellence and delivery in 2022 and beyond.”
26 July 2022

Underlying sales growth (USG), underlying volume growth (UVG), underlying price growth (UPG), underlying operating profit (UOP), underlying operating margin (UOM), underlying earnings per share (underlying EPS), constant underlying EPS, underlying effective tax rate, free cash flow (FCF) and net debt are non-GAAP measures (see pages 6 to 9)

OUTLOOK
Our guidance for underlying sales growth in 2022 was previously at the top end of a range of 4.5% to 6.5%. We now expect underlying sales growth to be above that range, driven by price with some further pressure on volume.
We expect net material inflation for the year to remain high at around €4.6 billion with our forecast for the second half largely unchanged at around €2.6 billion. We will continue to invest in the health of our brands. In the first half, we increased absolute brand and marketing investment, and we will again invest competitively in marketing, R&D and capital expenditure in the second half. Our full year underlying operating margin expectation remains at 16%, which is within our guided range of 16% to 17%.
The medium-term macroeconomic and cost inflation outlooks are uncertain and volatile, but delivering growth remains our first priority. Against this backdrop, we continue to expect to improve margin in 2023 and 2024, through pricing, mix and savings.

FIRST HALF OPERATIONAL REVIEW
Our market context: High input cost inflation has been widespread across our markets, and it is expected to remain elevated in the second half. While Covid-19 restrictions have been eased in most markets, the lockdown in China affected consumers particularly in the second quarter.
In the majority of markets in which we operate, market growth was driven by price which had an impact on market volumes. Food service and out-of-home ice cream channels benefitted in markets which reopened after lockdowns in the prior year, although tourism has not yet returned to pre-Covid levels.
Unilever overall performance: Underlying sales growth in the first half was 8.1% with 9.8% from price and (1.6)% from volume. Growth was broad-based across all Divisions. Price has sequentially stepped up over the past two quarters, reaching 11.2% in the second quarter, which had, as expected, some negative impact on volume. This was more pronounced in Home Care, which was particularly exposed to rising input costs and took the highest pricing action, leading to underlying sales growth of 10.7%. Beauty & Personal Care grew 7.5%, driven by price and continued strong growth in Prestige Beauty and Health & Wellbeing, which is Unilever’s vitamins, minerals and supplements business. Foods & Refreshment grew 7.3% with slightly negative volume at (0.9)%, although volumes were flat excluding ekaterra. Ice cream out-of-home and Unilever Food Solutions showed strong double-digit growth in the first half, compensating for lower growth of in-home ice cream.
Emerging markets grew by 10.0% with a 12.1% contribution from price and volume at (1.8)%, including an estimated adverse impact of around 70bps from the lockdowns in China. Pricing in Latin America was strong at 19.1% with volumes contracting by (4.8)%. South Asia grew strongly through both price and volume. Turkey delivered double-digit volume growth by managing dynamically through a high inflation environment. Developed markets increased by 5.5%, with 6.7% from price and (1.2)% from volume. North America grew 8.7%, helped by strong performances of dressings and our businesses in high growth areas such as Health & Wellbeing.
Turnover increased 14.9% to €29.6 billion, which included a currency impact of 5.6% and 0.6% from acquisitions net of disposals. Underlying operating profit was €5.0 billion, up 4.1% versus the prior year. Underlying operating margin declined by 180bps to 17.0%. Gross margin decreased by 210bps which reflected the very high inflation in input costs that was only partially mitigated by the strong pricing action and savings delivery. Brand and marketing investment was stepped up by €0.2 billion in constant exchange rates, which equated to a 40bps contribution to margin. Overheads increased by 10bps largely due to increased investment in business models with a higher overheads structure.
We completed the announced sale of our global tea business, ekaterra, on 1 July 2022. On 7 July, we completed the acquisition of a majority stake in Nutrafol, a leading provider of hair wellness products, which had been announced on 30 May 2022.
On 23 March, we commenced the first tranche of €750 million of the share buyback programme of up to €3 billion. As at 30 June, total consideration for the repurchase of shares was €648 million. This tranche completed on 22 July. It is our intention to launch a second €750 million tranche of our planned share buyback during the third quarter of 2022. This will be confirmed with a launch announcement in due course.
In January 2022, we announced a new, simpler, more category-focused operating model for Unilever organised around five Business Groups and a technology-driven backbone, Unilever Business Operations. The reorganisation is on schedule with the new structure in place on 1 July. We expect it to be achieved within existing restructuring plans, and to generate around €600 million of cost savings over two years, with the majority in 2023.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)	3

FIRST HALF OPERATIONAL REVIEW: DIVISIONS

	Second Quarter 2022				First Half 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	15.8	8.8	(2.1)	11.2	29.6	8.1	(1.6)	9.8	(180)
Beauty & Personal Care	6.4	8.0	(2.3)	10.5	12.2	7.5	(1.3)	9.0	(180)
Home Care	3.1	12.2	(3.8)	16.6	6.0	10.7	(3.4)	14.5	(200)
Foods & Refreshment	6.3	8.1	(1.2)	9.4	11.4	7.3	(0.9)	8.3	(170)
Beauty & Personal Care
Beauty & Personal Care underlying sales grew 7.5% with 9.0% from price and (1.3)% from volume. Strong price increases landed across most categories, and were particularly pronounced in Latin America, South Asia and Turkey.
Deodorants delivered double-digit growth, helped by continued premiumisation and strong innovations, such as the 72-hour protection technology launched with Rexona. Skin care grew low single-digit on the back of a strong prior year base, with strong growth of Pond’s in India partially offset by a decline in China. Skin cleansing returned to growth, with Dove landing strong pricing and flat volume supported by the launch of premium innovations in North America. Overall skin cleansing volumes declined mid single-digit, particularly affected by the pricing in Europe and South Asia. Hair care grew mid single-digit, driven by India and North America, partially offset by declines in North Asia and Europe. Mid single-digit growth in oral care was driven by a strong performance in Indonesia with modest growth elsewhere. Prestige Beauty continued its double-digit growth momentum with Tatcha successfully launching in the United Kingdom and expanding in premium channels in China.
Underlying operating margin decreased 180bps as gross margin declined as a result of high input cost inflation.
Home Care
Home Care underlying sales grew 10.7% with 14.5% from price and (3.4)% from volume. Double-digit pricing landed across most geographies in response to very high increases in raw material costs.
Fabric cleaning continued its momentum, posting strong double-digit growth with marginal volume decline. The growth was broad-based across all formats, with strong contributions from OMO and Radiant. South Asia and Turkey achieved double-digit pricing and positive volumes, supported by the continuous development of the liquids market. Fabric enhancers grew mid single-digit with accelerated performance in the second quarter. Comfort continued its growth momentum in Brazil and China but faced declining markets in South-East Asia and Europe. Home & hygiene grew low single-digit with double-digit pricing offset by volume declines across most geographies. Household cleaner volumes declined as a result of a slowdown in consumers’ disinfecting habits, while dishwash sales grew driven by India and South-East Asia.
Underlying operating margin declined 200bps driven by a substantial gross margin reduction partially offset by lower brand and marketing investment.
Foods & Refreshment
Foods & Refreshment underlying sales grew 7.3% with 8.3% from price and (0.9)% from volume. Pricing was broad-based and particularly high in dressings given the input cost increases.
Ice cream underlying sales grew high single-digit driven by strong growth in the out-of-home business which landed double-digit price and volume growth. Magnum and Cornetto continued their growth momentum supported by new variant innovations, while ice cream suffered from supply issues in the United States. In-home sales were slightly up, although volumes declined in Europe and North America where markets contracted as a result of some post-Covid channel switching by consumers.
Foods also grew high single-digit with slightly negative volumes. Unilever Food Solutions, our food service business, landed strong double-digit growth and achieved sales above pre-Covid levels despite the severe China lockdown impact in the second quarter. In-home foods grew high single-digit driven by high pricing and marginally negative volumes, on the back of a strong comparator. Hellmann’s delivered double-digit, price-driven growth, which was supported by its global purpose campaign "Turn nothing into something”.
Underlying operating margin decreased 170bps predominantly driven by lower gross margin.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)	4

FIRST HALF OPERATIONAL REVIEW: GEOGRAPHICAL AREA

	Second Quarter 2022				First Half 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG	Change in underlying operating margin
	€bn	%	%	%	€bn	%	%	%	bps
Unilever	15.8	8.8	(2.1)	11.2	29.6	8.1	(1.6)	9.8	(180)
Asia/AMET/RUB	7.1	9.0	(2.6)	11.9	13.7	9.0	(1.1)	10.2	(90)
The Americas	5.4	11.7	(1.7)	13.6	9.9	10.4	(1.4)	11.9	(200)
Europe	3.3	4.6	(1.8)	6.5	6.0	2.9	(2.9)	6.0	(320)

	Second Quarter 2022				First Half 2022
(unaudited)	Turnover	USG	UVG	UPG	Turnover	USG	UVG	UPG
	€bn	%	%	%	€bn	%	%	%
Emerging markets	9.1	10.5	(3.1)	14.0	17.4	10.0	(1.8)	12.1
Developed markets	6.7	6.6	(0.9)	7.6	12.2	5.5	(1.2)	6.7
North America	3.4	8.9	(0.5)	9.4	6.2	8.7	0.6	8.1
Latin America	2.0	16.8	(4.0)	21.7	3.7	13.4	(4.8)	19.1
Asia/AMET/RUB
Underlying sales grew 9.0% with 10.2% from price and (1.1)% from volume. China declined low single-digit with the strong start of the year being reversed in the second quarter due to the Covid lockdowns that particularly impacted Unilever Food Solutions and Beauty & Personal Care. South Asia continued its growth momentum with strong pricing and positive volumes. Growth accelerated in the second quarter, driven by the performance of Home Care and hair care. Indonesia grew high single-digit, after another quarter of price-driven growth, supported by strong performance of oral care, deodorants and scratch cooking aids, but overall volumes were still down, most notably in Home Care. Vietnam landed high pricing and positive volumes across all categories. We have announced that we will no longer invest in Russia, but we will continue providing the local population with basic products. Our Russian business represented around 1% of turnover and had a minor negative impact on the growth of the Group. Turkey posted very strong, broad-based growth across all categories, driven by both price and volume. In line with our treatment of other hyperinflationary countries, the underlying price growth in Turkey was capped from the second quarter.
Underlying operating margin declined 90bps as a result of lower gross margin due to higher input costs. This was partially offset by the turnover leverage benefit on brand and marketing investment as well as overheads.
The Americas
Underlying sales growth in North America was 8.7%, with 8.1% from price and 0.6% from volume. Double-digit growth in Beauty & Personal Care was driven by strong performance in deodorants and Health & Wellbeing, including high growth from Liquid IV. Prestige Beauty also continued its growth momentum, helped by consumers returning to the offline channels. Foods & Refreshment grew high single-digit, boosted by strong sales in dressings and out-of-home ice cream. Customer service challenges persisted in the second quarter, largely due to labour availability.
Latin America delivered underlying sales growth of 13.4%, with 19.1% from price and (4.8)% from volume. All Divisions delivered double-digit growth. In the context of high double-digit pricing, volumes declined in Brazil, Mexico and Chile, while volumes held up in Argentina.
Underlying operating margin decreased by 200bps primarily driven by lower gross margin and higher overheads.
Europe
Underlying sales grew 2.9% with price of 6.0% and (2.9)% from volume. Growth sequentially improved in the second quarter, helped by out-of-home ice cream sales as the channel re-opened. Unilever Food Solutions also posted strong double-digit growth with sales exceeding pre-Covid levels, driven by extended distribution and price growth. The United Kingdom, France and Germany posted low single-digit growth with pricing largely offset by volume declines.
Underlying operating margin declined 320bps driven largely by lower gross margin as higher input costs outweighed pricing.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)	5

ADDITIONAL COMMENTARY ON THE FINANCIAL STATEMENTS – FIRST HALF 2022
Finance costs and tax
Net finance costs increased by €74 million to €227 million in the first half of 2022. The increase was largely driven by a higher cost of debt on bonds and commercial papers as well as higher other interest costs. This was partially offset by an increase in finance income from higher cash balances and positive rate variances. The interest rate on average net debt increased to 1.9% from 1.4% in the prior year.
The underlying effective tax rate for H1 2022 increased to 24.4% from 21.9% in H1 2021 due to changes in profit mix and the lapping of favourable one-offs in the prior year. The effective tax rate for H1 2022 was 26.8% compared with 22.7% in H1 2021. The 2022 figure included tax costs related to the separation of the ekaterra business.
Joint ventures, associates and other income from non-current investments
Net profit from joint ventures and associates was €97 million, compared with €91 million in 2021. Other income from non-current investments was €27 million, slightly down versus prior year.
Earnings per share
Underlying earnings per share increased by 1.0%, including a positive impact of 4.9% from currency. Constant underlying earnings per share decreased by 3.9%. The decline was mainly driven by lower margin, higher tax and finance costs, partially offset by turnover growth and a reduction in the number of shares. Diluted earnings per share decreased 4.7% to €1.13.
Restructuring costs
Restructuring costs in the first half increased to €359 million, compared to €306 million in the prior year. For the full year, we expect restructuring costs of around €1 billion, including those linked to the implementation of the new operating model. From 2023, restructuring costs are anticipated to be around 1% of Group turnover.
Free cash flow
Free cash flow in the first half of 2022 was €2.2 billion, down from the €2.4 billion delivered in the first half of 2021. This decrease was due to higher cash tax and increased capital expenditure, partially offset by improved operating profit and working capital.
Net debt
Closing net debt increased to €27.1 billion compared with €25.5 billion at 31 December 2021. The increase was driven by dividends paid, the share buyback programme and an adverse currency impact, partially offset by free cash flow delivery.
Pensions
Pension assets net of liabilities were in surplus of €5.0 billion at the end of June 2022 versus €3.0 billion as at 31 December 2021. The increase was primarily driven by lower liabilities as a result of increased interest rates in the European Union, the United Kingdom and the United States. This was partially offset by investment losses on pension assets reflecting the declines in equity and bond markets in the first half.
Finance and liquidity
During the first half, the following notes matured and were repaid:
•February: €750 million 0.50% fixed rate notes, £350 million 1.125% fixed rate notes
•March: $500 million 3.00% fixed rate notes
•May: $850 million 2.20% fixed rate notes

The following notes were issued:
•February: €500 million 0.75% fixed rate notes due February 2026, €650 million 1.25% fixed rate notes due February 2031, £300 million 2.125% fixed rate notes due February 2028
•May: €650 million 1.75% fixed rate notes due November 2028; €850 million 2.25% fixed rate notes due May 2034
On 30 June 2022, Unilever had undrawn revolving 364-day bilateral credit facilities in aggregate of $7,215 million and €750 million with a 364-day term out.
Share buyback programme
On 10 February 2022, we announced a share buyback programme of up to €3 billion to be completed over 2022 and 2023. On 23 March 2022, we announced we would commence the first tranche of this buyback programme for an aggregate market value equivalent to €750 million. As at 30 June 2022, Unilever had repurchased 15,508,723 ordinary shares. Total consideration for the repurchase of shares was €648 million which is recorded within other reserves. The first tranche for an aggregate market value of €750 million completed on 22 July 2022. Between 23 March 2022 and 22 July 2022, a total of 17,802,472 Unilever PLC ordinary shares were purchased.

USG, UVG, UPG, UOP, UOM, underlying EPS, constant underlying EPS, underlying effective tax rate, FCF and net debt are non-GAAP measures (see pages 6 to 9)	6

COMPETITION INVESTIGATIONS
As previously disclosed, Unilever is involved in a number of ongoing investigations by national competition authorities, including those of France, Portugal and South Africa. These proceedings and investigations are at various stages and concern a variety of product markets. Where appropriate, provisions are made and contingent liabilities disclosed in relation to such matters.
Ongoing compliance with competition laws is of key importance to Unilever. It is Unilever’s policy to co-operate fully with competition authorities whenever questions or issues arise. In addition, the Group continues to reinforce and enhance its internal competition law training and compliance programme on an ongoing basis.

NON-GAAP MEASURES
Certain discussions and analyses set out in this announcement include measures which are not defined by generally accepted accounting principles (GAAP) such as IFRS. We believe this information, along with comparable GAAP measurements, is useful to investors because it provides a basis for measuring our operating performance, ability to retire debt and invest in new business opportunities. Our management uses these financial measures, along with the most directly comparable GAAP financial measures, in evaluating our operating performance and value creation. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.
Unilever uses ‘constant rate’, and ‘underlying’ measures primarily for internal performance analysis and targeting purposes. We present certain items, percentages and movements, using constant exchange rates, which exclude the impact of fluctuations in foreign currency exchange rates. We calculate constant currency values by translating both the current and the prior period local currency amounts using the prior year average exchange rates into euro, except for the local currency of entities that operate in hyperinflationary economies. These currencies are translated into euros using the prior year closing exchange rate before the application of IAS 29. The table below shows exchange rate movements in our key markets.

	First half average rate in 2022	First half average rate in 2021
Brazilian Real (€1 = BRL)	5.538	6.492
Chinese Yuan (€1 = CNY)	7.083	7.800
Indian Rupee (€1 = INR)	83.337	88.365
Indonesia Rupiah (€1 = IDR)	15798	17231
Philippine Peso (€1 = PHP)	56.969	58.153
UK Pound Sterling (€1 = GBP)	0.842	0.868
US Dollar (€1 = US $)	1.094	1.206
Underlying sales growth (USG)
Underlying sales growth (USG) refers to the increase in turnover for the period, excluding any change in turnover resulting from acquisitions, disposals, changes in currency and price growth in excess of 26% in hyperinflationary economies. Inflation of 26% per year compounded over three years is one of the key indicators within IAS 29 to assess whether an economy is deemed to be hyperinflationary. We believe this measure provides valuable additional information on the underlying sales performance of the business and is a key measure used internally. The impact of acquisitions and disposals is excluded from USG for a period of 12 calendar months from the applicable closing date. Turnover from acquired brands that are launched in countries where they were not previously sold is included in USG as such turnover is more attributable to our existing sales and distribution network than the acquisition itself. The reconciliation of changes in the GAAP measure turnover to USG is provided in notes 3 and 4.
Underlying price growth (UPG)
Underlying price growth (UPG) is part of USG and means, for the applicable period, the increase in turnover attributable to changes in prices during the period. UPG therefore excludes the impact to USG due to (i) the volume of products sold; and (ii) the composition of products sold during the period. In determining changes in price we exclude the impact of price growth in excess of 26% per year in hyperinflationary economies as explained in USG above. The measures and the related turnover GAAP measure are set out in notes 3 and 4.
Underlying volume growth (UVG)
Underlying volume growth (UVG) is part of USG and means, for the applicable period, the increase in turnover in such period calculated as the sum of (i) the increase in turnover attributable to the volume of products sold; and (ii) the increase in turnover attributable to the composition of products sold during such period. UVG therefore excludes any impact on USG due to changes in prices. The measures and the related turnover GAAP measure are set out in notes 3 and 4.

NON-GAAP MEASURES (continued)

Non-underlying items
Several non-GAAP measures are adjusted to exclude items defined as non-underlying due to their nature and/or frequency of occurrence.
•Non-underlying items within operating profit are: gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairments and other items within operating profit classified here due to their nature and frequency.
•Non-underlying items not in operating profit but within net profit are: net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
•Non-underlying items are: both non-underlying items within operating profit and those non-underlying items not in operating profit but within net profit.
Underlying operating profit (UOP) and underlying operating margin (UOM)
Underlying operating profit and underlying operating margin mean operating profit and operating margin before the impact of non-underlying items within operating profit. Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for making decisions about allocating resources and assessing performance of the segments. The reconciliation of operating profit to underlying operating profit is as follows:

€ million	First Half
(unaudited)	2022	2021
Operating profit	4,500	4,426
Non-underlying items within operating profit (see note 2)	544	421
Underlying operating profit	5,044	4,847
Turnover	29,623	25,791
Operating margin (%)	15.2	17.2
Underlying operating margin (%)	17.0	18.8
Underlying effective tax rate
The underlying effective tax rate is calculated by dividing taxation excluding the tax impact of non-underlying items by profit before tax excluding the impact of non-underlying items and share of net (profit)/loss of joint ventures and associates. This measure reflects the underlying tax rate in relation to profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates. Tax impact on non-underlying items within operating profit is the sum of the tax on each non-underlying item, based on the applicable country tax rates and tax treatment. This is shown in the following table:

€ million	First Half
(unaudited)	2022	2021
Taxation	1,143	972
Tax impact of:
Non-underlying items within operating profit(a)	102	97
Non-underlying items not in operating profit but within net profit(a)	(63)	(34)
Taxation before tax impact of non-underlying items	1,182	1,035
Profit before taxation	4,359	4,369
Non-underlying items within operating profit before tax(a)	544	421
Non-underlying items not in operating profit but within net profit before tax(a)	38	29
Share of net (profit)/loss of joint ventures and associates	(97)	(91)
Profit before tax excluding non-underlying items before tax and share of net profit/(loss) of joint ventures and associates	4,844	4,728
Underlying effective tax rate	24.4%	21.9%
(a)Refer to note 2 for further details on these items.

NON-GAAP MEASURES (continued)

Underlying earnings per share
Underlying earnings per share (underlying EPS) is calculated as underlying profit attributable to shareholders’ equity divided by the diluted average number of ordinary shares. In calculating underlying profit attributable to shareholders’ equity, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items. This measure reflects the underlying earnings for each share unit of the Group. Refer to note 6 for reconciliation of net profit attributable to shareholders’ equity to underlying profit attributable to shareholders equity.
Constant underlying EPS
Constant underlying earnings per share (constant underlying EPS) is calculated as underlying profit attributable to shareholders’ equity at constant exchange rates and excluding the impact of both translational hedges and price growth in excess of 26% per year in hyperinflationary economies divided by the diluted average number of ordinary shares. This measure reflects the underlying earnings for each share unit of the Group in constant exchange rates.
The reconciliation of underlying profit attributable to shareholders’ equity to constant underlying earnings attributable to shareholders’ equity and the calculation of constant underlying EPS is as follows:

€ million	First Half
(unaudited)	2022	2021
Underlying profit attributable to shareholders’ equity (see note 6)	3,440	3,488
Impact of translation from current to constant exchange rates and translational hedges	(92)	8
Impact of price growth in excess of 26% per year in hyperinflationary economies	(66)	—
Constant underlying earnings attributable to shareholders’ equity	3,282	3,496
Diluted average number of share units (millions)	2,566.2	2,627.2
Constant underlying EPS (€)	1.28	1.33
Net debt
Net debt is a measure that provides valuable additional information on the summary presentation of the Group’s net financial liabilities and is a measure in common use elsewhere. Net debt is defined as the excess of total financial liabilities, excluding trade payables and other current liabilities, over cash, cash equivalents and other current financial assets, excluding trade and other current receivables, and non-current financial asset derivatives that relate to financial liabilities.
The reconciliation of total financial liabilities to net debt is as follows:

€ million	As at 30 June 2022	As at 31 December 2021	As at 30 June 2021
(unaudited)
Total financial liabilities	(33,961)	(30,133)	(27,542)
Current financial liabilities	(9,032)	(7,252)	(6,720)
Non-current financial liabilities	(24,929)	(22,881)	(20,822)
Cash and cash equivalents as per balance sheet	5,411	3,415	4,182
Cash and cash equivalents as per cash flow statement	5,274	3,387	4,072
Add: bank overdrafts deducted therein	157	106	110
Less: cash and cash equivalents held for sale(a)	(20)	(78)	—
Other current financial assets	1,435	1,156	885
Non-current financial asset derivatives that relate to financial liabilities	60	52	33
Net debt	(27,055)	(25,510)	(22,442)
(a)Cash and cash equivalents held for sale of €20 million are net of bank overdrafts of €6 million.

NON-GAAP MEASURES (continued)

Free cash flow (FCF)
Within the Unilever Group, free cash flow (FCF) is defined as cash flow from operating activities, less income taxes paid, net capital expenditure and net interest payments. It does not represent residual cash flows entirely available for discretionary purposes; for example, the repayment of principal amounts borrowed is not deducted from FCF. FCF reflects an additional way of viewing our liquidity that we believe is useful to investors because it represents cash flows that could be used for distribution of dividends, repayment of debt or to fund our strategic initiatives, including acquisitions, if any.
The reconciliation of cash flow from operating activities to FCF is as follows:

€ million	First Half
(unaudited)	2022	2021
Cash flow from operating activities	4,344	3,961
Income tax paid	(1,295)	(917)
Net capital expenditure	(593)	(386)
Net interest paid	(217)	(227)
Free cash flow	2,239	2,431
Net cash flow (used in)/from investing activities	(432)	(570)
Net cash flow (used in)/from financing activities	(924)	(4,097)

OTHER INFORMATION
This document represents Unilever’s half-yearly report for the purposes of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Conduct Authority (DTR 4.2) and the Dutch Act on Financial Supervision, section 5:25d (8)/(9) (Half-yearly financial reports). In this context: (i) the condensed set of financial statements can be found on pages 11 to 23; (ii) pages 2 to 10 comprise the interim management report; and (iii) the Directors’ responsibility statement can be found on page 23. This half-yearly report has not been reviewed in accordance with ISRE 2410 by our external auditors. No material related party transactions have taken place in the first six months of the year.

EXTERNAL AUDIT TENDER
The Board of Unilever announces its intention to reappoint KPMG as its external auditor for the financial year end 31 December 2024, subject to shareholder approval at its 2024 Annual General Meeting.
This follows an extensive competitive tender process, which was overseen by the Company's Audit Committee. The selection to re-appoint KPMG was unanimously recommended by the Committee and has been approved by the Unilever Board.
Adrian Hennah, Chair of the Audit Committee, commented “We conducted a thorough and competitive tender process. Our decision to re-appoint KPMG was based on their strong performance during the tender process across a comprehensive set of criteria and our satisfaction with their effectiveness as our current auditor. We would also like to extend our thanks to all firms who participated in the thorough tender process.”

PRINCIPAL RISK FACTORS
On pages 46 to 50 of our 2021 Annual Report and Accounts we set out our assessment of the principal risk issues that would face the business under the headings: brand preference; portfolio management; climate change; plastic packaging; customer; talent; supply chain; safe and high quality products; systems and information; business transformation; economic and political instability; treasury and tax; ethical; and legal and regulatory. In our view, the nature and potential impact of such risks remain essentially unchanged as regards our performance over the second half of 2022.

CAUTIONARY STATEMENT
This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', or the negative of these terms and other similar expressions of future performance or results, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding the Unilever Group's (the 'Group') emissions reduction targets and other climate change related matters (including actions, potential impacts and risks associated therewith). These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes.
Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.
These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.
Further details of potential risks and uncertainties affecting the Group are described in the Group’s filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2021 and the Unilever Annual Report and Accounts 2021.

ENQUIRIES

Media: Media Relations Team			Investors: Investor Relations Team
UK	‘+44 78 2527 3767	lucila.zambrano@unilever.com	‘+44 20 7822 6830	investor.relations@unilever.com
or	‘+44 77 7999 9683	JSibun@tulchangroup.com
NL	‘+31 10 217 4844	els-de.bruin@unilever.com
or	‘+31 62 375 8385	marlous-den.bieman@unilever.com
There will be a web cast of the results presentation available at:
www.unilever.com/investor-relations/results-and-presentations/latest-results

CONSOLIDATED INCOME STATEMENT
(unaudited)

€ million	First Half
	2022	2021	Increase/ (Decrease)
			Current rates	Constant rates

Turnover	29,623	25,791	14.9%	10.2%

Operating profit	4,500	4,426	1.7%	(1.8%)

Which includes non-underlying items credits/(charges) of	(544)	(421)

Net finance costs	(227)	(153)
Finance income	105	68
Finance costs	(354)	(216)
Pensions and similar obligations	22	(5)

Non-underlying item net monetary gain/(loss) arising from hyperinflationary economies	(38)	(29)

Share of net profit/(loss) of joint ventures and associates	97	91
Other income/(loss) from non-current investments and associates	27	34

Profit before taxation	4,359	4,369	(0.2%)	(3.4%)

Taxation	(1,143)	(972)
Which includes tax impact of non-underlying items of	39	63

Net profit	3,216	3,397	(5.3%)	(7.9%)

Attributable to:
Non-controlling interests	311	276
Shareholders’ equity	2,905	3,121	(6.9%)	(9.1%)

Combined earnings per share
Basic earnings per share (euros)	1.14	1.19	(4.7%)	(6.9%)
Diluted earnings per share (euros)	1.13	1.19	(4.7%)	(7.0%)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(unaudited)

€ million	Half Year
	2022	2021

Net profit	3,216	3,397

Other comprehensive income
Items that will not be reclassified to profit or loss, net of tax:

Gains/(losses) on equity instruments measured at fair value through other comprehensive income	52	55
Remeasurement of defined benefit pension plans(a)	1,463	968
Items that may be reclassified subsequently to profit or loss, net of tax:
Gains/(losses) on cash flow hedges	51	137
Currency retranslation gains/(losses)(b)	1,309	617

Total comprehensive income	6,091	5,174

Attributable to:
Non-controlling interests	384	299
Shareholders’ equity	5,707	4,875
(a)Remeasurement of defined benefit pension plans in 2022 is due to a significant decrease in liabilities as interest rates continued to rise, more than offsetting the reduction in asset values.
(b)2022 gain is primarily due to strengthening of the US Dollar, Brazilian Real and Indian Rupee against the Euro. In 2021 the gain was largely due to strengthening of the US Dollar, British Pound, Brazilian Real and Indian Rupee against the Euro.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(unaudited)

€ million	Called up share capital	Share premium account	Unification reserve	Other reserves	Retained profit	Total	Non- controlling interest	Total equity
First half - 2022
1 January 2022	92	52,844	(73,364)	(9,210)	46,745	17,107	2,639	19,746
Profit or loss for the period	—	—	—	—	2,905	2,905	311	3,216
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	—	—	—	44	—	44	8	52
Cash flow hedges	—	—	—	48	—	48	3	51
Remeasurements of defined benefit pension plans	—	—	—	—	1,462	1,462	1	1,463
Currency retranslation gains/(losses)	—	—	—	1,240	8	1,248	61	1,309
Total comprehensive income	—	—	—	1,332	4,375	5,707	384	6,091
Dividends on ordinary capital	—	—	—	—	(2,195)	(2,195)	—	(2,195)
Repurchase of shares(a)	—	—	—	(648)	—	(648)	—	(648)
Other movements in treasury shares(b)	—	—	—	99	(107)	(8)	—	(8)
Share-based payment credit(c)	—	—	—	—	93	93	—	93
Dividends paid to non-controlling interests	—	—	—	—	—	—	(309)	(309)
Hedging gain/(loss) transferred to non-financial assets	—	—	—	(133)	—	(133)	(3)	(136)
Other movements in equity(d)	—	—	—	2	216	218	14	232
30 June 2022	92	52,844	(73,364)	(8,558)	49,127	20,141	2,725	22,866

First half - 2021
1 January 2021 as previously reported	92	73,472	(73,364)	(7,482)	22,548	15,266	2,389	17,655
Profit or loss for the period	—	—	—	—	3,121	3,121	276	3,397
Other comprehensive income, net of tax:
Gains/(losses) on:
Equity instruments	—	—	—	67	—	67	(12)	55
Cash flow hedges	—	—	—	136	—	136	1	137
Remeasurements of defined benefit pension plans	—	—	—	—	968	968	—	968
Currency retranslation gains/(losses)	—	—	—	576	7	583	34	617
Total comprehensive income	—	—	—	779	4,096	4,875	299	5,174
Dividends on ordinary capital	—	—	—	—	(2,252)	(2,252)	—	(2,252)
Share capital reduction(e)		(20,626)	—	—	20,626	—	—	—
Repurchase of shares(a)	—	—	—	(897)	—	(897)	—	(897)
Other movements in treasury shares(b)	—	—	—	78	(101)	(23)	—	(23)
Share-based payment credit(c)	—	—	—	—	82	82	—	82
Dividends paid to non-controlling interests	—	—	—	—	—	—	(258)	(258)
Currency retranslation gains/(losses) net of tax	—	(3)	—	—	—	(3)	—	(3)
Hedging gain/(loss) transferred to non-financial assets	—	—	—	(89)	—	(89)	(1)	(90)
Other movements in equity(d)	—	—	—	(83)	140	57	14	71
30 June 2021	92	52,843	(73,364)	(7,694)	45,139	17,016	2,443	19,459

(a)Repurchase of shares reflects the cost of acquiring ordinary shares as part of the share buyback programmes announced on 29 April 2021 and 10 February 2022.
(b)Includes purchases and sales of treasury stock, and transfer from treasury stock to retained profit of share-settled schemes arising from prior years and differences between exercise and grant price of share options.
(c)The share-based payment credit relates to the non-cash charge recorded against operating profit in respect of the fair value of share options and awards granted to employees.
(d)The 2022 movement consists primarily of a hyperinflation adjustment of €235 million. 2021 includes a hyperinflation adjustment of €137 million and €83 million related to the Welly acquisition.
(e)Share premium has been adjusted to reflect the legal share capital of the PLC company, which reduced by £18,400 million following court approval on 15 June 2021.

CONSOLIDATED BALANCE SHEET
(unaudited)

€ million	As at 30 June 2022	As at 31 December 2021	As at 30 June 2021

Non-current assets

Goodwill	21,571	20,330	19,239
Intangible assets	18,935	18,261	16,064
Property, plant and equipment	10,733	10,347	10,521
Pension asset for funded schemes in surplus	6,581	5,119	4,017
Deferred tax assets	1,559	1,465	1,320
Financial assets	1,286	1,198	960
Other non-current assets	1,023	974	1,032
	61,688	57,694	53,153
Current assets

Inventories	5,893	4,683	4,766
Trade and other current receivables	7,309	5,422	6,478
Current tax assets	324	324	272
Cash and cash equivalents	5,411	3,415	4,182
Other financial assets	1,435	1,156	885
Assets held for sale	2,832	2,401	828
	23,204	17,401	17,411

Total assets	84,892	75,095	70,564

Current liabilities

Financial liabilities	9,032	7,252	6,720
Trade payables and other current liabilities	17,151	14,861	14,799
Current tax liabilities	1,327	1,365	1,597
Provisions	640	480	514
Liabilities held for sale	788	820	158
	28,938	24,778	23,788
Non-current liabilities

Financial liabilities	24,929	22,881	20,822
Non-current tax liabilities	163	148	143
Pensions and post-retirement healthcare liabilities:
Funded schemes in deficit	362	831	832
Unfunded schemes	1,189	1,295	1,298
Provisions	621	611	592
Deferred tax liabilities	5,523	4,530	3,361
Other non-current liabilities	301	275	269
	33,088	30,571	27,317

Total liabilities	62,026	55,349	51,105

Equity
Shareholders’ equity	20,141	17,107	17,016
Non-controlling interests	2,725	2,639	2,443
Total equity	22,866	19,746	19,459

Total liabilities and equity	84,892	75,095	70,564

CONSOLIDATED CASH FLOW STATEMENT
(unaudited)

€ million	First Half
	2022	2021

Net profit	3,216	3,397
Taxation	1,143	972
Share of net (profit)/loss of joint ventures/associates and other (income)/loss from non-current investments and associates	(124)	(125)
Net monetary (gain)/loss arising from hyperinflationary economies	38	29
Net finance costs	227	153
Operating profit	4,500	4,426

Depreciation, amortisation and impairment	842	860
Changes in working capital	(1,116)	(1,233)
Pensions and similar obligations less payments	(49)	(126)
Provisions less payments	135	(29)
Elimination of (profits)/losses on disposals	(28)	—
Non-cash charge for share-based compensation	93	82
Other adjustments	(33)	(19)
Cash flow from operating activities	4,344	3,961

Income tax paid	(1,295)	(917)

Net cash flow from operating activities	3,049	3,044

Interest received	106	61
Net capital expenditure	(593)	(386)
Other acquisitions and disposals	2	(275)
Other investing activities	53	30

Net cash flow (used in)/from investing activities	(432)	(570)

Dividends paid on ordinary share capital	(2,176)	(2,277)
Interest paid	(323)	(288)
Change in financial liabilities	2,500	(430)
Repurchase of shares	(648)	(845)
Other financing activities	(277)	(257)

Net cash flow (used in)/from financing activities	(924)	(4,097)

Net increase/(decrease) in cash and cash equivalents	1,693	(1,623)

Cash and cash equivalents at the beginning of the period	3,387	5,475

Effect of foreign exchange rate changes	194	220

Cash and cash equivalents at the end of the period	5,274	4,072

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

1ACCOUNTING INFORMATION AND POLICIES
The condensed interim financial statements are prepared in accordance with IAS 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standard Board (IASB), as adopted for use in the UK and are consistent with the year ended 31 December 2021.
Management have produced forecasts which have been modelled for different plausible scenarios. These scenarios confirm the Group is able to generate profits and cash in the year ended 31 December 2022 and beyond. As a result, the Directors have a reasonable expectation that the Group has adequate resources to meet its obligations as they fall due for a period of at least 12 months from the date of signing these financial statements. Accordingly, they continue to adopt the going concern basis in preparing the half year financial statements.
The condensed interim financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison. The consolidated income statement on page 11, the consolidated statement of comprehensive income on page 11, the consolidated statement of changes in equity on page 12 and the consolidated cash flow statement on page 14 are translated at exchange rates current in each period. The consolidated balance sheet on page 13 is translated at period-end rates of exchange.
The condensed interim financial statements attached do not constitute the full financial statements within the meaning of section 434 of the UK Companies Act 2006. The comparative figures for the financial year ended 31 December 2021 are not Unilever PLC’s statutory accounts for that financial year. Those accounts of Unilever for the year ended 31 December 2021 have been reported on by the Group’s auditor and delivered to the Registrar of Companies. The report of the auditor on these accounts was (i) unqualified, (ii) did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying their report, and (iii) did not contain a statement under section 498 (2) or (3) of the UK Companies Act 2006.
Change in reporting segments
In January 2022, the Group announced a new, simpler, more category focused operating model which came into effect on 1 July 2022. This model is structured around five Business Groups: Beauty & Wellbeing, Personal Care, Home Care, Nutrition, and Ice Cream. Each Business Group will be fully responsible for their strategy, growth, and profit delivery globally.
From 1 July 2022 our segmental information will be based on the five Business Groups as this reflects how the Group’s performance will be monitored and managed going forward.

2SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT
Non-underlying items
These include non-underlying items within operating profit and non-underlying items not in operating profit but within net profit:
•Non-underlying items within operating profit are gains or losses on business disposals, acquisition and disposal related costs, restructuring costs, impairment and other items within operating profit classified here due to their nature and frequency.
•Non-underlying items not in operating profit but within net profit are net monetary gain/(loss) arising from hyperinflationary economies and significant and unusual items in net finance cost, share of profit/(loss) of joint ventures and associates and taxation.
Restructuring costs are charges associated with activities planned by management that significantly change either the scope of the business or the manner in which it is conducted.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

2 SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT (continued)

€ million	First Half
	2022	2021
Acquisition and disposal-related credits/(costs)	(87)	(122)
Gain/(loss) on disposal of group companies	21	7
Restructuring costs	(359)	(306)
Impairments	(4)	—
Other(a)	(115)	—
Non-underlying items within operating profit before tax	(544)	(421)

Tax on non-underlying items within operating profit	102	97
Non-underlying items within operating profit after tax	(442)	(324)

Net monetary gain/(loss) arising from hyperinflationary economies	(38)	(29)
Non-underlying items not in operating profit but within net profit before tax	(38)	(29)

Tax impact of non-underlying items not in operating profit but within net profit:
Taxes related to the UK tax audit of intangible income and centralised services	—	(6)
Taxes related to the separation of ekaterra	(39)	—
Hyperinflation adjustment for Argentina deferred tax	(24)	(28)
Non-underlying items not in operating profit but within net profit after tax	(101)	(63)

Non-underlying items after tax(b)	(543)	(387)

Attributable to:
Non-controlling interests	(8)	(20)
Shareholders’ equity	(535)	(367)
(a)Comprised of €40 million of asset write-downs relating to our businesses in Russia and Ukraine and €75 million relating to legal provisions for ongoing competition investigations.
(b)Non-underlying items after tax is calculated as non-underlying items within operating profit after tax plus non-underlying items not in operating profit but within net profit after tax.

3SEGMENT INFORMATION – DIVISIONS

Second Quarter	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2021	5,367	2,575	5,509	13,451
2022	6,419	3,092	6,299	15,810
Change (%)	19.6	20.1	14.3	17.5
Impact of:
Acquisitions (%)	1.6	—	—	0.6
Disposals (%)	(0.1)	—	(0.2)	(0.1)
Currency-related items (%), of which:	9.1	7.0	6.0	7.5
Exchange rates changes (%)	8.2	4.9	4.6	6.1
Extreme price growth in hyperinflationary markets* (%)	0.8	2.0	1.4	1.3
Underlying sales growth (%)	8.0	12.2	8.1	8.8
Price* (%)	10.5	16.6	9.4	11.2
Volume (%)	(2.3)	(3.8)	(1.2)	(2.1)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

3 SEGMENT INFORMATION - DIVISIONS (continued)

First Half	Beauty & Personal Care	Home Care	Foods & Refreshment	Total
Turnover (€ million)
2021	10,407	5,182	10,202	25,791
2022	12,176	6,024	11,423	29,623
Change (%)	17.0	16.2	12.0	14.9
Impact of:
Acquisitions (%)	1.6	—	0.2	0.7
Disposals (%)	0.0	—	(0.2)	(0.1)
Currency-related items (%), of which:	7.1	5.0	4.4	5.6
Exchange rate changes (%)	6.5	3.7	3.5	4.7
Extreme price growth in hyperinflationary markets* (%)	0.6	1.3	0.9	0.8
Underlying sales growth (%)	7.5	10.7	7.3	8.1
Price* (%)	9.0	14.5	8.3	9.8
Volume (%)	(1.3)	(3.4)	(0.9)	(1.6)

Operating profit (€ million)
2021	2,089	655	1,682	4,426
2022	2,169	609	1,722	4,500

Underlying operating profit (€ million)
2021	2,215	727	1,905	4,847
2022	2,378	723	1,943	5,044

Operating margin (%)
2021	20.1	12.6	16.5	17.2
2022	17.8	10.1	15.1	15.2

Underlying operating margin (%)
2021	21.3	14.0	18.7	18.8
2022	19.5	12.0	17.0	17.0
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.
Turnover growth is made up of distinct individual growth components namely underlying sales, currency impact, acquisitions and disposals. Turnover growth is arrived at by multiplying these individual components on a compounded basis as there is a currency impact on each of the other components. Accordingly, turnover growth is more than just the sum of the individual components.
Underlying operating profit represents our measure of segment profit or loss as it is the primary measure used for the purpose of making decisions about allocating resources and assessing performance of segments. Underlying operating margin is calculated as underlying operating profit divided by turnover.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

4SEGMENT INFORMATION – GEOGRAPHICAL AREA

Second Quarter	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2021	6,081	4,216	3,154	13,451
2022	7,061	5,414	3,335	15,810
Change (%)	16.1	28.4	5.8	17.5
Impact of:
Acquisitions (%)	0.2	1.3	0.6	0.6
Disposals (%)	(0.2)	—	(0.1)	(0.1)
Currency-related items (%), of which:	6.6	13.5	0.5	7.5
Exchange rates changes (%)	4.9	11.7	0.5	6.1
Extreme price growth in hyperinflationary markets* (%)	1.6	1.6	—	1.3
Underlying sales growth (%)	9.0	11.7	4.6	8.8
Price* (%)	11.9	13.6	6.5	11.2
Volume (%)	(2.6)	(1.7)	(1.8)	(2.1)

First Half	Asia / AMET / RUB	The Americas	Europe	Total

Turnover (€ million)
2021	12,040	8,022	5,729	25,791
2022	13,700	9,941	5,982	29,623
Change (%)	13.8	23.9	4.4	14.9
Impact of:
Acquisitions (%)	0.3	1.4	0.7	0.7
Disposals (%)	(0.2)	—	(0.1)	(0.1)
Currency- related items (%), of which:	4.2	10.8	0.9	5.6
Exchange rates changes (%)	3.3	9.3	0.9	4.7
Extreme price growth in hyperinflationary markets* (%)	0.9	1.4	—	0.8
Underlying sales growth (%)	9.0	10.4	2.9	8.1
Price* (%)	10.2	11.9	6.0	9.8
Volume (%)	(1.1)	(1.4)	(2.9)	(1.6)

Operating profit (€ million)
2021	2,289	1,303	834	4,426
2022	2,442	1,443	615	4,500
Underlying operating profit (€ million)
2021	2,413	1,429	1,005	4,847
2022	2,615	1,575	854	5,044
Operating margin (%)
2021	19.0	16.2	14.6	17.2
2022	17.8	14.5	10.3	15.2
Underlying operating margin (%)
2021	20.0	17.8	17.5	18.8
2022	19.1	15.8	14.3	17.0
*Underlying price growth in excess of 26% per year in hyperinflationary economies has been excluded when calculating the price growth in the tables above, and an equal and opposite amount is shown as extreme price growth in hyperinflationary markets.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

5TAXATION
The effective tax rate for the first half was 26.8% compared to 22.7% in 2021. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates.
Tax effects of components of other comprehensive income were as follows:

€ million	First Half 2022			First Half 2021
	Before tax	Tax (charge)/ credit	After tax	Before tax	Tax (charge)/ credit	After tax
Gains/(losses) on:
Equity instruments at fair value through other comprehensive income	49	3	52	56	(1)	55
Cash flow hedges	26	25	51	143	(6)	137
Remeasurements of defined benefit pension plans(a)	2,037	(574)	1,463	1,404	(436)	968
Currency retranslation gains/(losses)	1,317	(8)	1,309	653	(36)	617
Other comprehensive income	3,429	(554)	2,875	2,256	(479)	1,777
(a)Remeasurement of defined benefit pension plans in 2022 is due to a significant decrease in liabilities as interest rates continued to rise, more than offsetting the reduction in asset values.

6EARNINGS PER SHARE
The earnings per share calculations are based on the average number of share units representing the ordinary shares of PLC in issue during the period, less the average number of shares held as treasury shares.
In calculating diluted earnings per share and underlying earnings per share, a number of adjustments are made to the number of shares, principally the exercise of share plans by employees.
Earnings per share for total operations for the six months were calculated as follows:

	2022	2021
EPS – Basic
Net profit attributable to shareholders’ equity (€ million)	2,905	3,121
Average number of shares (millions of share units)	2,557.3	2,618.7
EPS – basic (€)	1.14	1.19

EPS – Diluted
Net profit attributable to shareholders’ equity (€ million)	2,905	3,121
Diluted average number of share units (millions)	2,566.2	2,627.2
EPS – diluted (€)	1.13	1.19

Underlying EPS
Net profit attributable to shareholders’ equity (€ million)	2,905	3,121
Post tax impact of non-underlying items attributable to shareholders’ equity (see note 2)	535	367
Underlying profit attributable to shareholders’ equity	3,440	3,488
Diluted average number of share units (millions)	2,566.2	2,627.2
Underlying EPS – diluted (€)	1.34	1.33
In calculating underlying earnings per share, net profit attributable to shareholders’ equity is adjusted to eliminate the post-tax impact of non-underlying items.
During the period the following movements in shares have taken place:

Millions
Number of shares at 31 December 2021 (net of treasury shares)	2,561.0
Shares repurchased under the share buyback programme	(15.5)
Net movement in shares under incentive schemes	2.0
Number of shares at 30 June 2022	2,547.5

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

7 SHARE BUYBACK PROGRAMME
On 10 February 2022 we announced our intention to start a share buyback programme of up to €3 billion to be completed over 2022 and 2023. On 23 March 2022 we announced we would commence the first tranche of this buyback programme for an aggregate market value equivalent to €750 million. As at 30 June 2022 the Group had repurchased 15,508,723 ordinary shares. Total consideration for the repurchase of shares was €648 million which is recorded within other reserves. The first tranche for an aggregate market value of €750 million completed on 22 July 2022. Between 23 March 2022 and 22 July 2022, a total of 17,802,472 Unilever PLC ordinary shares were purchased.

8 FINANCIAL INSTRUMENTS
The Group’s Treasury function aims to protect the Group’s financial investments, while maximising returns. The fair value of financial assets is the same as the carrying amount for 2022 and 2021. The Group’s cash resources and other financial assets are shown below.

€ million	30 June 2022			31 December 2021			30 June 2021
	Current	Non-current	Total	Current	Non-current	Total	Current	Non-current	Total
Cash and cash equivalents
Cash at bank and in hand	2,730	—	2,730	2,505	—	2,505	2,625	—	2,625
Short-term deposits(a)	2,481	—	2,481	811	—	811	1,411	—	1,411
Other cash equivalents	200	—	200	99	—	99	146	—	146
	5,411	—	5,411	3,415	—	3,415	4,182	—	4,182

Other financial assets
Financial assets at amortised cost(b)	756	220	976	750	208	958	514	148	662
Financial assets at fair value through other comprehensive income(c)	—	547	547	1	526	527	9	413	422
Financial assets at fair value through profit or loss:
Derivatives that relate to financial liabilities	264	60	324	76	52	128	40	32	72
Other(d)	415	459	874	329	412	741	322	367	689
	1,435	1,286	2,721	1,156	1,198	2,354	885	960	1,845
Total financial assets(e)	6,846	1,286	8,132	4,571	1,198	5,769	5,067	960	6,027
(a)Short-term deposits typically have a maturity of up to 3 months.
(b)Current financial assets at amortised cost include short term deposits with banks with maturities longer than three months excluding deposits which are part of a recognised cash management process and loans to joint venture entities. Non-current financial assets at amortised cost include judicial deposits of €195 million (31 December 2021: €157 million, 30 June 2021: €107 million).
(c)Included within non-current financial assets at fair value through other comprehensive income are equity investments of €540 million (31 December 2021: €521 million, 30 June 2021: €408 million).
(d)Other Financial assets at fair value through profit or loss include money market funds, marketable securities, other capital market instruments and investments in companies and financial institutions in North America, North Asia, South Asia and Europe.
(e)Financial assets exclude trade and other current receivables.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

8 FINANCIAL INSTRUMENTS (continued)
The Group is exposed to the risks of changes in fair value of its financial assets and liabilities. The following tables summarise the fair values and carrying amounts of financial instruments and the fair value calculations by category.

€ million	Fair value			Carrying amount
	As at 30 June 2022	As at 31 December 2021	As at 30 June 2021	As at 30 June 2022	As at 31 December 2021	As at 30 June 2021
Financial assets
Cash and cash equivalents	5,411	3,415	4,182	5,411	3,415	4,182
Financial assets at amortised cost	976	958	662	976	958	662
Financial assets at fair value through other comprehensive income	547	527	422	547	527	422
Financial assets at fair value through profit and loss:
Derivatives	324	128	72	324	128	72
Other	874	741	689	874	741	689
	8,132	5,769	6,027	8,132	5,769	6,027
Financial liabilities
Bank loans and overdrafts	(540)	(402)	(593)	(540)	(402)	(593)
Bonds and other loans	(30,089)	(29,133)	(26,587)	(31,007)	(27,621)	(24,683)
Lease liabilities	(1,585)	(1,649)	(1,694)	(1,585)	(1,649)	(1,694)
Derivatives	(548)	(184)	(224)	(548)	(184)	(224)
Other financial liabilities	(281)	(277)	(348)	(281)	(277)	(348)
	(33,043)	(31,645)	(29,446)	(33,961)	(30,133)	(27,542)

€ million	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
	As at 30 June 2022			As at 31 December 2021			As at 30 June 2021
Assets at fair value
Financial assets at fair value through other comprehensive income	11	3	533	6	3	518	7	3	412
Financial assets at fair value through profit or loss:
Derivatives(a)	—	505	—	—	289	—	—	187	—
Other	420	—	454	331	—	410	323	—	366
Liabilities at fair value
Derivatives(b)	—	(729)	—	—	(235)	—	—	(311)	—
Contingent consideration	—	—	(175)	—	—	(180)	—	—	(159)
(a)Includes €181 million (31 December 2021: €161 million, 30 June 2021: €115 million) of derivatives reported within trade receivables that hedge trading activities.
(b)Includes €181 million (31 December 2021: €51 million, 30 June 2021: €87 million) of derivatives reported within trade payables that hedge trading activities.
There were no significant changes in classification of fair value of financial assets and financial liabilities since 31 December 2021. There were also no significant movements between the fair value hierarchy classifications since 31 December 2021.
The fair value of trade receivables and payables is considered to be equal to the carrying amount of these items due to their short-term nature.
Calculation of fair values
The fair values of the financial assets and liabilities are defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Methods and assumptions used to estimate the fair values are consistent with those used in the year ended 31 December 2021.

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

9 ASSETS AND LIABILITIES HELD FOR SALE
On 18 November 2021, Unilever announced that it had entered into an agreement to sell its global tea business, ekaterra, to CVC Capital Partners Fund VIII. This deal was completed on 1 July 2022 for consideration of €4.7 billion which is subject to final working capital adjustments. As a result, the assets and liabilities of ekaterra remain classified as held for sale as at 30 June 2022.
Following the classification of assets and liabilities as held for sale, they are recognised as current on the balance sheet.

	30 June 2022 ekaterra	30 June 2022 Others	30 June 2022 Total	31 December 2021 Total
Property, plant and equipment held for sale	—	2	2	2

Non-Current assets
Goodwill and intangible assets	927	2	929	901
Property, plant and equipment	471	22	493	447
Deferred tax assets	609	—	609	329
Other non-current assets	26	—	26	25
	2,033	24	2,057	1,702
Current assets
Inventories	337	—	337	258
Trade and other receivables	392	—	392	336
Current tax assets	13	—	13	11
Cash and cash equivalents	26	—	26	90
Other current assets	5	—	5	2
	773	—	773	697
Assets held for sale	2,806	26	2,832	2,401

Current liabilities
Trade payables and other current liabilities	646	—	646	652
Current tax liabilities	9	—	9	9
Financial liabilities	31	—	31	49
Provisions	13	—	13	8
	699	—	699	718
Non-Current liabilities
Pensions and post-retirement healthcare liabilities	12	—	12	12
Financial Liabilities	29	—	29	31
Other non-current liabilities	1	—	1	2
Deferred tax liabilities	47	—	47	57
	89	—	89	102
Liabilities held for sale	788	—	788	820
On disposal of an asset or disposal group, the associated currency translation difference, including amounts previously reported within equity, is reclassified to the income statement as part of the gain or loss on disposal. This is estimated to be a €63 million loss.

10 DIVIDENDS
The Board has declared a quarterly interim dividend for Q2 2022 of £0.3633 per Unilever PLC ordinary share or €0.4268 per Unilever PLC ordinary share at the applicable exchange rate issued by WM/Reuters on 22 July 2022.
The following amounts will be paid in respect of this quarterly interim dividend on the relevant payment date:

Per Unilever PLC ordinary share (traded on the London Stock Exchange):	£ 0.3633
Per Unilever PLC ordinary share (traded on Euronext in Amsterdam):	€ 0.4268
Per Unilever PLC American Depositary Receipt:	US$ 0.4343

NOTES TO THE CONDENSED FINANCIAL STATEMENTS
(unaudited)

10 DIVIDENDS (continued)
The euro and US dollar amounts above have been determined using the applicable exchange rates issued by WM/Reuters on
22 July 2022.
US dollar cheques for the quarterly interim dividend will be mailed on 1 September 2022 to holders of record at the close of business on 5 August 2022.
The quarterly dividend calendar for the remainder of 2022 will be as follows:

	Announcement Date	Ex-Dividend Date	Record Date	Payment Date
Q2 2022 Dividend	26 July 2022	4 August 2022	5 August 2022	1 September 2022

Q3 2022 Dividend	27 October 2022	17 November 2022	18 November 2022	9 December 2022

11 EVENTS AFTER THE BALANCE SHEET DATE
There were no material post balance sheet events other than those mentioned elsewhere in this report.

DIRECTORS’ RESPONSIBILITY STATEMENT
The Directors declare that, to the best of their knowledge:
•this condensed set of interim financial statements, which have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’, as issued by the International Accounting Standard Board and endorsed and adopted by the UK and the EU gives a true and fair view of the assets, liabilities, financial position and profit or loss of Unilever; and
•the interim management report gives a fair review of the information required pursuant to regulations 4.2.7 and 4.2.8 of the Disclosure and Transparency Rules (DTR) issued by the UK Financial Conduct Authority and section 5:25d (8)/(9) of the Dutch Act on Financial Supervision (Wet op het financieel toezicht).

Unilever’s Directors are listed in the Annual Report and Accounts for 2021.

Details of all current Directors are available on our website at www.unilever.com

By order of the Board

Alan Jope         Graeme Pitkethly
Chief Executive Officer         Chief Financial Officer

26 July 2022